ORIENTAL RISE HOLDINGS LIMITED

VIA EDGAR

March 16, 2026

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:	Oriental Rise Holdings Limited Amended Registration Statement on Form F-1 Filed March 16, 2026 File No. 333-294177

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oriental Rise Holdings Limited (the “Company”) hereby requests acceleration of the effective date of its Amended Registration Statement on Form F-1 to 5:00 p.m. Eastern Daylight Time on March 17, 2026, or as soon thereafter as is practicable. This requests supersedes the prior acceleration request filed the Company.

The Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oriental Rise Holdings Limited

By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer